EXHIBIT 12



UNION PACIFIC RAILROAD COMPANY AND CONSOLIDATED SUBSIDIARY COMPANIES

                 RATIO OF EARNINGS TO FIXED CHARGES

                  For the Years Ended December 31,

              (Millions of Dollars, Except for Ratio)

                                                     1997       1996      1995

Earnings from continuing operations. . . . .       $  620     $  940    $  867

Undistributed equity earnings  . . . . . . .          (41)       (52)      (34)
                                                   ------     ------    ------
       Total operating earnings. . . . . . .       $  579     $  888    $  833

Income taxes . . . . . . . . . . . . . . . .          332        477       443

Fixed charges:
    Interest expense including
       amortization of debt discount . . . .          473        323       194

    Portion of rentals representing
       an interest factor. . . . . . . . . .          158        129        60
                                                   ------     ------    ------
       Total fixed charges . . . . . . . . .          631        452       254
                                                   ------     ------    ------
Earnings available for fixed charges . . . .       $1,542     $1,817    $1,530
                                                   ======     ======    ======
Ratio of earnings to fixed charges . . . . .          2.4        4.0       6.0
                                                      ===        ===       ===